Exhibit 99.14

CONSENT OF E. BELZILE

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the Camp Caiman Project;

2.	Information regarding the Mupane Gold Mine;

3.	Information regarding the Westwood Project; and

4.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Camp Caiman Project, the Mupane Gold Mine and the Westwood Project and the properties described therein.

Date: March 31, 2008

/s/ Elzéar Belzile
Name: Elzéar Belzile, Ing
Title: Manager, Mining Geology